Fidelis Insurance Group Expands Capital Management Initiatives

Increases common share repurchase authorization, bringing the total current authorization to $400 million
Announces quarterly dividend of $0.15 per common share payable March 27, 2026

PEMBROKE, Bermuda, February 20, 2026 — Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or “the Company”), a strategic capital allocator and risk selector in specialty insurance and reinsurance, announced today an expansion of its capital management initiatives. The Company's Board of Directors approved an increase to the current common share repurchase authorization to $400 million and additionally approved and declared a dividend of $0.15 per common share, payable on March 27, 2026, to shareholders of record on March 16, 2026.

This announcement builds on the $313.7 million in capital returned to shareholders in the year ended December 31, 2025, including the repurchase of 15,184,976 common shares for $261.4 million and $52.3 million in dividends. Notably, shares repurchased within the fourth quarter of 2025 included an aggregate of 4,075,726 common shares repurchased through two privately negotiated transactions totaling $75.0 million with CVC Falcon Holdings Limited.

Dan Burrows, Fidelis Insurance Group CEO, stated, “We are, first and foremost, strategic capital allocators, focused on identifying the most compelling opportunities and prioritizing initiatives that drive shareholder value creation. With our strong capital position, we continue to pursue attractive underwriting opportunities - both through new partnerships that are driving growth and with The Fidelis Partnership - while also returning capital to our shareholders through dividends and highly accretive buybacks."

Burrows further commented, "Today's announced increase to our common share repurchase authorization provides us with additional flexibility to capitalize on the considerable discount between our current stock price and net book value. We look forward to continuing to opportunistically execute repurchases both in the open market and through privately negotiated transactions, as we return capital to shareholders."

Additional details: Share Repurchase Authorization and Dividend

Share Repurchase Authorization: The Company's Board of Directors has approved an increase to the current common share repurchase program (the “Program”), bringing the total current authorization to $400 million. Pursuant to the Program, the Company may repurchase common shares through a combination of open market purchases under Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), accelerated share repurchases or privately negotiated transactions, as well as pursuant to a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act.

The timing as well as the number and value of common shares repurchased under the Program will be determined by the Company at its discretion and will depend on a variety of factors, including its assessment of the intrinsic value of the Company’s common shares, attractive growth opportunities, the market price of the Company’s common shares, general market and economic conditions, available liquidity, compliance with the Company’s debt and other agreements, applicable legal, regulatory and contractual restrictions and the Company’s capital and business strategy. The Program may be suspended or discontinued by the Board of Directors at any time.

Dividend: The Company's Board of Directors has approved and declared a dividend of $0.15 per common share payable on March 27, 2026, to shareholders of record on March 16, 2026.

About Fidelis Insurance Group
Fidelis Insurance Group is a global specialty insurance and reinsurance company focused on creating value through strategic capital allocation, expert risk selection, and a network of long-term underwriting partnerships.
We have built a strong foundation for scale and profitable growth, underpinned by our disciplined approach to risk selection and our financial strength, which is reflected in our insurer financial strength ratings of A from AM Best, A- from S&P and A3 from Moody’s. Our network of underwriting partners and highly diversified portfolio enables us to execute our strategy of proactively navigating market cycles, offering innovative and tailored solutions, capitalizing on favorable risk-reward opportunities, and producing superior returns for shareholders.
For additional information about Fidelis Insurance Group, our people, and our products please visit our website at www.FidelisInsurance.com.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute “forward-looking statements,” and are made pursuant to the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the Company's timing and ability to utilize its common share repurchase program, the payment of dividends by the Company, the Company's plans to return capital to shareholders, and the Company's business strategy and plans. These statements reflect management’s current beliefs, expectations, assumptions, estimates and projections. While management believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are neither promises nor guarantees and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Important risk factors regarding the Company can be found under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which are incorporated herein by reference, as such factors may be updated from time to time in the Company's other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contact:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk